Exhibit 99.2

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDTIED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash & Cash Equivalents	$1,014,106	$756
Restricted Cash	303,744	307,826
Notes receivable	-	15,493
Accounts receivable (net of allowance of $1,681,099 and $1,263,808 as of June 30, 2024 and December 31, 2023, respectively)	768,509	1,203,375
Promissory note receivable	500,000	-
Inventories, net	2,001,882	2,813,699
Amounts due from related parties	-	249
Prepaid expenses and other current assets	1,163,293	1,114,474
Deferred offering costs	374,672	231,316
TOTAL CURRENT ASSETS	6,126,206	5,687,188

Long term accounts receivable (net of allowance of $446,595 and $770,088 as of June 30,2024 and December 31, 2023, respectively)	1,917,692	1,823,187
Property, plant and equipment, net	11,831,478	13,160,396
Operating lease right-of-use assets	16,073,724	16,607,520
Finance lease right-of-use assets	106,092	126,201
Other non-current assets	-	98,593
TOTAL ASSETS	$36,055,192	$37,503,085

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES
Short term loans- unrelated parties	$1,772,237	$1,143,565
Short term loans-related parties	550,418	563,388
Current portion of long-term loan payable	481,616	492,965
Accounts payable	1,138,068	1,176,850
Notes payable	2,511,779	-
Amounts due to related parties	81,033	160,438
Contract liabilities	3,817,000	3,893,986
Accrued expenses and other current liabilities	3,430,425	3,799,292
Product warranty provision-current	2,061,718	2,008,484
Operating lease liabilities-current	3,928,409	1,578,006
Finance lease liability-current	154,253	155,842
TOTAL CURRENT LIABILITIES	19,926,956	14,972,816
Long-term loan payable	-	246,482
Product warranty provision-non current	761,246	916,586
Operating lease liabilities-non current	18,147,527	20,388,865
TOTAL LIABILITIES	38,835,729	36,524,749

COMMITMENTS AND CONTINGENCIES (Note 22)

STOCKHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares, $0.00001 par value, 4,000,000,000 shares authorized, 6,845,290 share issued and outstanding as of June 30, 2024 and December 31, 2023, respectively*	68	68
Class B ordinary shares, $0.00001 par value, 1,000,000,000 shares authorized,16,538,142 share issued and outstanding as of June 30, 2024 and December 31, 2023, respectively*	165	165
Additional paid in capital*	38,502,737	38,502,737
Statutory reserve	708,470	708,470
Accumulated deficit	(42,553,599)	(38,790,191)
Accumulated other comprehensive income	561,622	557,087
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(2,780,537)	978,336
TOTAL LIABILITIES, AND STOCKHOLDERS’ EQUITY (DEFICIT)	$36,055,192	$37,503,085

*	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$365,975	$2,132,022

Cost of revenue	(821,023)	(1,361,877)
Cost of revenue – idle capacity	(1,251,322)	(1,751,405)
GROSS LOSS	(1,706,370)	(981,260)

OPERATING EXPENSES
Selling expenses	(63,541)	(148,885)
General and administrative expenses	(1,720,377)	(1,293,738)
(Provision for) reversal from credit losses	(141,639)	414,793
Research and development expenses	(56,904)	(457,031)
Total operating expenses	(1,982,461)	(1,484,861)

LOSS FROM OPERATIONS	(3,688,831)	(2,466,121)

OTHER INCOME (EXPENSES)

Interest income	2,245	3,064
Interest expense	(156,362)	(27,287)
Foreign currency exchange gains	9,731	-
Government grant	224,534	3,900
Other (expenses) income	(154,725)	39,753
TOTAL OTHER INCOME (EXPENSES), NET	(74,577)	19,430

LOSS BEFORE INCOME TAX EXPENSE	(3,763,408)	(2,446,691)

INCOME TAX EXPENSE	-	-

NET LOSS	$(3,763,408)	$(2,446,691)

LOSS PER SHARE FOR BOTH CLASS A AND B ORDINARY SHARES*
Basic	$(0.16)	$(0.10)
Diluted	$(0.16)	$(0.10)

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN CALCULATING BASIC AND DILUTED LOSS PER SHARE*
Class A Ordinary Shares	6,845,290	6,845,290
Class B Ordinary Shares	16,538,142	16,538,142

*	Par value of ordinary shares, and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR SIX MONTHES ENDED JUNE 30, 2024 AND 2023

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
NET LOSS	$(3,763,408)	$(2,446,691)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	4,535	(179,447)
COMPREHENSIVE LOSS	$(3,758,873)	$(2,626,138)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Class A Common Stock		Class B Common Stock		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total
	Shares*	Amount	Shares*	Amount	capital*	reserve	deficit	Income (loss)	equity
Balance at January 1, 2023	6,845,290	$68	$16,538,142	$165	$24,550,821	$708,470	$(30,814,044)	$634,446	$(4,920,074)
Impact from adoption of ASU 2016-13	-	-	-	-	-	-	(545,554)	-	(545,554)
Net loss	-	-	-	-	-	-	(2,446,691)	-	(2,446,691)
Capital contribution	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(179,447)	(179,447)

Balance at June 30, 2023	6,845,290	$68	$16,538,142	$165	$24,550,821	$708,470	$(33,806,289)	$454,999	$(8,091,766)

	Class A Common Stock		Class B Common Stock		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total
	Shares*	Amount	Shares*	Amount	capital*	reserve	deficit	Income (loss)	equity
Balance at January 1, 2024	6,845,290	$68	$16,538,142	$165	$38,502,737	$708,470	$(38,790,191)	$557,087	$978,336
Net loss	-	-	-	-	-	-	(3,763,408)	-	(3,763,408)
Capital contribution	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	4,535	4,535

Balance at June 30, 2024	6,845,290	$68	$16,538,142	$165	$38,502,737	$708,470	$(42,553,599)	$561,622	$(2,780,537)

*	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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 ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(3,763,408)	$(2,446,691)
Adjustments to reconcile net loss to cash used in operating activities
Provision (reversal) from credit losses	141,639	(414,793)
Provision (deletion) of obsolete inventory	1,203,131	(444,722)
Depreciation and amortization expense	752,100	842,830
Amortization of operating and finance right-of-use assets	791,076	826,503
Loss on disposals of property, plant and equipment	175,292	-
Provision for warranty liability	-	1,399,609
Changes in operating assets and liabilities:
Notes receivable	15,246	255,241
Accounts receivable	268,473	145,308
Inventories	(374,831)	1,640,829
Amounts due from related parties	-	(111)
Prepaid expenses and other current assets	22,705	(65,089)
Long term accounts receivable	(137,465)	888,316
Accounts and notes payable	(38,651)	(500,767)
Amounts due to related parties	(77,095)	34,326
Contract liabilities	12,750	(601,288)
Accrued expenses and other current liabilities	(283,440)	(334,784)
Product warranty liability	(35,019)	(3,615,815)
Other non-current assets	-	(101,035)
Net cash used in operating activities	(1,327,498)	(2,492,133)

Cash flows from investing activities
Purchase of property, plant and equipment	-	(32,634)
Proceeds from sales of property, plant and equipment	118,904	-
Issuance of promissory note receivable	(500,000)	-
Net cash used in investing activities	(381,096)	(32,634)

Cash flows from financing activities
Proceeds from issuance of note payable	2,520,467	-
Proceeds from factoring loan related to notes receivable	-	339,797
Proceeds from issuance of mezzanine equity	-	2,684,633
Repayments of loan payable with pledged assets	(242,552)	-
Proceeds from borrowings from third parties	935,551	297,469
Repayments of borrowings to third parties	(275,814)	(64,951)
Proceed from loan payable with pledged assets	-	965,344
Deferred closing costs	(149,758)	-
Net cash provided by financing activities	2,787,894	4,222,292

Effect of changes of foreign exchange rates on cash	(70,032)	(860,135)
Net increase in cash	1,009,268	837,390
Cash and cash equivalents and restricted cash, beginning of year	308,582	1,165,554
Cash and cash equivalents and restricted cash, end of period	$1,317,850	$2,002,944
Supplemental disclosures of cash flow information
Cash paid for interest	$30,759	$21,189
Non-cash investing and financing activities
Payable for purchase of property, plant and equipment	$-	$129,914
Lease liabilities arising from obtaining right-of-use assets	$-	$590,947

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities

Elong Power Holding Limited (“Elong Power”) was incorporated under the laws of the Cayman Islands on August 18, 2023. Elong Power, through its subsidiaries (collectively “the Company”) noted below, specializes in the R&D, production and market application of high-power lithium-ion battery packs, cells and parts for electric vehicles and construction machinery. The Company’s lower-cost, high power and fast-charging batteries are designed specifically for commercial vehicles and specialty vehicles.

(b) History of the Company and Reorganization

Prior to the incorporation of the Company, Huizhou City Yipeng Energy Technology Co., Ltd. (“Yipeng”) was incorporated under the laws of People’s Republic of China (“PRC”) on January 26, 2014. On May 28, 2018, and September 29, 2022, Huizhou Yipeng established Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”) and Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”) under the laws of PRC, respectively. These two subsidiaries were 100% controlled by Huizhou Yipeng who shareholders are a group of individual and institutional shareholders, with voting agreements to vote consensually concerning operation and development matters before the reorganization.

In preparation for listing on the U.S. Exchange Market via merging with a Special Purpose Acquisition Company (“SPAC”) traded on NASDAQ, the Company completed reorganization (the “Reorganization”) in November 2023, which involved the following steps:

On October 8, 2023, all shareholders of Huizhou Yipeng entered into Huizhou Yipeng’s Reorganization Framework Agreement to vote consensually concerning operation and development matters of the Elong Power and its subsidiaries.

●	On August 18, 2023, Elong Power was established under the laws of the Cayman Islands.
●	On September 20, 2023, Elong Power International Co, Limited (“Elong Power International”) was incorporated in British Virgin Islands as a wholly owned subsidiary of Elong Power.
●	On October 8, 2023, all shareholders of Huizhou Yipeng entered into Reorganization Framework Agreement regarding the setting up a Wholly Foreign-Owned Enterprise (“ WFOE”), transferring their equity interests in RMB one dollar to the proposed WFOE, and further holding the future shares of Elong Power in order to participate in the future overseas De-SPAC listing, which include issuing ordinary shares and warrant shares to be converted into Class A ordinary shares (Note 18- Equity).
●	On October 9, 2023, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) was incorporated in Hong Kong as a wholly owned subsidiary of Elong Power International.
●	On November 2, 2023, Elong Power (Ganzhou) Co., Ltd. (“Elong Power (Ganzhou)”, “WFOE”) was established in PRC as a wholly owned subsidiary of Elong Power (Hong Kong). Elong Power (Ganzhou) obtained 100% of the equity interests of Huizhou Yipeng through the unanimous agreement of all shareholders of Huizhou Yipeng under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

By November 17, 2023, Elong Power owned 100% stake in Elong Power (Ganzhou) or WFOE through the following transactions:

●	issued Class A Ordinary Shares 6,845,290 at the par value of the Class A Ordinary Share (i.e. US$ 0.00001) of the Company to four individual shareholders who are the original shareholders of Huizhou Yipeng before the reorganization (see Note 18- Equity).

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●	issued Class B Ordinary Shares 16,538,142 at the par value of the Class B Ordinary Share (i.e. US$ 0.00001) of the Company to GRACEDAN CO., LTD. which is 100% owned by the Company’s CEO and Chairwoman, and who is also one of the controlling persons before the reorganization (see Note 18- Equity).

●	issued 105,430,851 warrants (“Warrant Shares”) to nine institutional shareholders who are the original shareholders of Huizhou Yipeng before the reorganization.

The above Class A and B ordinary shareholders exchange their shareholdings by their respective ratios in Huizhou Yipeng before the Reorganization and also under the terms of Huizhou Yipeng’s Reorganization Framework Agreement.

Immediately before and after the Reorganization as described above, Elong Power together with its subsidiaries were effectively controlled by the same controlling shareholders, and given no change on control, the transaction is accounted for as business combination under common control.

For financial reporting purpose, the acquisition of Huizhou Yipeng represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination has been in effect since the inception of common control. Accordingly, the unaudited condensed consolidated financial statements of Elong Power and subsidiaries reflect the accounting of the combined subsidiaries at historical carrying values, except that equity reflects the equity of Elong Power.

As of June 30, 2024, subsidiaries of the Company include the following:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power International Co, Limited (“Elong Power International”)	BVI	September 20, 2023	100%	Investment holding
Elong Power (Hong Kong) International Limited (Elong Power (Hong Kong))	Hong Kong	October 9, 2023	100%	Investment holding
Elong Power (Ganzhou) Co., Ltd.	Ganzhou	November 2, 2023	100%	Investment holding
Huizhou City Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”)	Huizhou, PRC	January 26, 2014	100%	R&D and manufacturing of lithium-ion power batteries, lithium-ion power battery systems and their accessories
Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”)	Ganzhou, PRC	May 28, 2018	100%	R&D and manufacturing of lithium-ion batteries, backup power supplies, energy storage systems and accessories.
Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”)	Zibo, PRC	September 29, 2022	100%	R&D and manufacturing of battery spare parts and energy storage technology services
Elong Power (Beijing) Co., Ltd. (“Beijing Yipeng”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D

(c) Liquidity and going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued.

For the six months ended June 30, 2024, the Company incurred net loss of $3.8 million, with negative operating cash flows of $1.3 million. As of June 30, 2024, the Company had an accumulated deficit of $42.6  million, negative working capital of $13.8 million, long-term liability of $18.9 million. The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions and borrowings from banks, related parties and other unrelated sources. As of the date the unaudited condensed consolidated financial statements for the six months ended June 30, 2024 are issued, these factors raised substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date that these unaudited condensed consolidated financial statements are issued.

The business combination was completed on November 21, 2024 and as a result of this deal, TMT Acquisition Corp (“TMT”) became a wholly owned subsidiary of the Company, the security holders of TMT immediately prior to the effective time became security holders of the Company, and the Company became a public company following the consummation of the business combination.

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The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

To meet the cash requirements for the next 12 months from the issuance date of this report, the Company is undertaking a combination of the remediation plans:

●	The Company is actively looking for orders with potential new customers.

●	The Company’s shareholders have committed to support the Company’s operation in cash and started to fund the Company since November 2024 in terms of improving cash position.

●	The Company is going to seek more equity investment in the year of 2024.

Currently, the Company is focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create synergy of the Company’s resources.

The management plan cannot alleviate the substantial doubt of the Company’s ability to continue as a going concern. There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, it would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business during the six months ended June 30, 2024 and 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of June 30, 2024, results of operations and cash flows for the six months ended June 30, 2024 and 2023. The consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2023. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2024 are not necessarily indicative of the results expected for the full fiscal year or for any future period. The Company’s fiscal year end date is December 31.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of Elong Power and its subsidiaries. A subsidiary is an entity in which Elong Power, directly or indirectly, controls more than one half of the voting power (a) has the power to appoint or remove the majority of the members of the board of directors (the “Board”) (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

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The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances between Elong Power and its subsidiaries are eliminated upon consolidation.

(c) Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, costs and expenses in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the unaudited condensed consolidated financial statements.

Significant accounting estimates reflected in the Company’s financial statements primarily include but not limited to allowance for credit losses, lower of cost and net realizable value of inventory, provision for obsolete inventories, impairment of long-lived assets, provision for warranty liabilities, and valuation allowance for deferred tax assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollars (“US$”). The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars (“US$”). The functional currencies of the other subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Revenues and expenses of its subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders’ equity. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. Translation of amounts from RMB into US dollars has been made at the following exchange rates for the respective periods:

Six months ended June 30, 2024
Balance sheet, except for equity accounts	RMB	7.2672 to US$1.00
Income statement and cash flows	RMB	7.2150 to US$1.00
Year ended December 31, 2023
Balance sheet, except for equity accounts	RMB	7.0999 to US$1.00
Income statement and cash flows	RMB	7.0811 to US$1.00

Six months ended June 30, 2023
Balance sheet, except for equity accounts	RMB	7.2513 to US$1.00
Income statement and cash flows	RMB	6.9283 to US$1.00

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(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less.

	June 30, 2024	December 31, 2023
	(Unaudited)
Cash and cash equivalents	$1,014,106	$756
Restricted cash	303,744	307,826
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$1,317,850	$308,582

(f) Restricted cash

Restricted cash represents for frozen cash relating to the court order.

As of June 30, 2024 and December 31, 2023, the restricted cash presented separately on the unaudited condensed consolidated balance sheets as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)
Frozen amount	$303,744	$307,826
Total restricted cash shown in the statements of cash flows	$303,744	$307,826

This frozen amount is due to the court order primarily resulted from the legal proceedings related to the contract disputes with customers (See Note 22-ii) Legal Proceedings).

(g) Notes payable

The note payable represents private notes issued to a third party for working capital. The rate of interest on the notes is 10% per annum with maturities of 364 calendar days after the issue date. (see Note 11 - Notes payable).

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(h) Accounts receivable, net

The Company follows ASU 2016-13 Financial Instruments- Credit Losses (Topic 326) from January 1, 2023 and determined that accounts receivable and retention receivable are within the scope of the current expected credit losses (“CECL”) analysis and carries accounts receivable and retention receivable at the face amounts less a reserve for estimated credit losses.

The Company is in the battery technology industry and generates its revenue streams from the sale of battery packs, cells and battery spare parts. Historical credit losses from accounts receivable and retention receivable provides the starting point for management’s assessment of the reserve for credit losses. The Company determined the CECL by estimating historical credit loss experience based on the Company’ industry demand, risk profile, or past due status and adjusted as appropriate to reflect current conditions and estimates of future economic conditions (such as GDP factor or unemployment factor).

The Company estimated the credit losses for accounts receivable based on historical credit loss experience using the roll-rate method. By utilizing the historical aging data from January 2018 to the end of current period, the Company estimated the credit losses on accounts receivable up to three years on a semi-annual basis. In assessing relevant information, management scored its assessment of current economic conditions and future expectations, credit ratings, security deposit, and default cover age proportionally, and determined that a 100% credit loss shall be reserved for accounts receivable overdue three years.

The Company estimated credit losses for retention receivable based on historical credit loss experience using the historical annual loss rate methodology and taking forward-looking factors from 2020 to 2029 to score future factors proportionality of significant economic growth rates, inflation rates, unemployment rates and demand from the battery industry. The management judgmentally elects to use additional 5% credit loss to adjust for future factors of retention receivable.

The Company also recorded provision for credit losses of US$141,639 for the six months ended June 30, 2024, and reversal from credit losses of US$414,795 for the six months ended June 30, 2023, respectively (see Note 3).

(i) Inventory

Inventories consist of raw materials, work in process, semi-finished goods and finished goods and are stated at the lower of cost or net realizable value. Cost is calculated on the first in first out (“FIFO”) and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the products less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

FS-11

(j) Deferred Offering Costs Associated with the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP ASC 805. Under this method of accounting, Elong is accounting acquirer, and as a result, qualifying transaction costs incurred by Elong are treated as deferred offering cost and any balance below the net proceeds from this reverse recapitalization will be charged directly to equity. This recording complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Business Combination and that will be charged to shareholders’ equity upon the completion of the Proposed Business Combination with any balance below the net proceeds from this Business Combination. Should the Proposed Business Combination prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operation expenses. As of June 30,2024 and December 31, 2023, respectively, transaction costs in the aggregate of $374,672 and $231,316 have been recorded as deferred offering cost.

(k) Property, plant and equipment, net

Property, plant and equipment (including construction in progress) are stated at cost less accumulated depreciation and impairment charges. Depreciation is calculated primarily based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets except the depreciation method for mold and tooling:

Machinery and equipment	3-10 years
Office equipment	4 – 5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of lease term or estimated useful life of the assets
Purchased software	2 to 10 years

Mold and tooling are depreciated based on the units-of-production.

The cost and accumulated depreciation of property, plant and equipment sold are removed from the consolidated balance sheets and resulting gains or losses are recognized in the consolidated statements of operations and comprehensive loss.

Construction in progress represents manufacturing facilities and equipment under construction, and is stated at cost. The capitalization of these costs ceases when construction in progress is transferred to property, plant and equipment and substantially ready for its intended use. No depreciation is recorded for construction in progress.

Purchased software with definite lives is amortized on a straight-line basis over their expected useful economic lives.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

(l) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amounts of those assets are depreciated over their remaining useful life. For the periods presented, we have not recorded any material impairment.

FS-12

(m) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(n) Warrant Shares

The Company issued warrant shares to a group of original institutional shareholders of Huizhou Yipeng and eligible to exchange the Company’s Class A ordinary shares at the par value of $0.00001 per share upon the completion of the approvals from and filings and registrations with competent branches of Chinese State Administration of Foreign Exchange (“SAFE”) office, National Development and Reform Commission (“NDRC”) and Ministry of Commerce (“ MOFCOM”) as well as other competent PRC governmental authorities with jurisdiction of the outbound direct investment by PRC entities (the “ODI Approvals”) (“Warrant Shares “).

FS-13

The accounting treatment of warrant shares is determined pursuant to the guidance provided by ASC 815, Derivatives and Hedging (“ASC 815”), as applicable. The freestanding equity-linked instrument that becomes issuable, exercisable, or settleable only upon the occurrence or nonoccurrence of a specified event is considered issued for accounting purpose and evaluated under ASC 815-40. After evaluation that the Warrant Shares are indexed to and settled in the Company’s own stock, management classified the issued Warrant Shares as equity.

(o) Revenue recognition

From January 1, 2019, the Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenues are mainly generated from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other such as sales of product waste and scraps.

Sales of Battery packs and battery cells

The Company generates revenue from sales of battery packs and battery cells through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped.

The Company also identifies only one performance obligation in the contract which is to deliver battery packs and battery cells.

In order for the Company to provide specific battery packs and battery cells explicitly stated in a sales contract or sales orders, the Company requires certain deposits or full amount payment made in advance. Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

The Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

FS-14

Sales of battery spare parts and others

The Company typically enters into formal written contracts for the sale of spare parts, scrap, product waste, etc. which includes the general payment and delivery terms, and specific orders shall be placed to the Company. Under the specific order, full amount prepayment is required, and the Company’s performance obligation is to transfer agreed-upon battery spare parts, scrap and product waste. The revenue is recognized at a point in time upon the customer’s acceptance of battery spare parts or scrap and product waste.

Net revenues by product:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Battery packs/battery cells	$89,058	$2,003,930
Battery spare parts and others	276,917	128,092
Total consolidated revenue	$365,975	$2,132,022

(p) Contract Balances

Contract balances include accounts receivable and contract liabilities. Accounts receivable represent cash not received from customers and are recorded when the rights to consideration are unconditional. The provision from credit loss reflects the best estimate of probable losses inherent to the accounts receivable balance.

According to ASC 606-10-45-2, if a customer pays consideration or the Company has a right to an amount of consideration that is unconditional (that is, a receivable), before the Company transfers a good or service to the customer, the Company shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Company’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer. The Company records US$3,817,000 and US$3,893,986 as contract liabilities as of June 30, 2024 and December 31, 2023, respectively.

The table below presents the activity of contract liabilities during the six months ended June 30, 2024 and 2023, respectively:

	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Balance at beginning of year	$3,893,986	$5,632,870
Deposits received	65,973	453,324
Revenue recognized	(53,222)	(1,054,613)
Exchange difference	(89,737)	(248,285)
Balance at end of year	$3,817,000	$4,783,296

(q) Product warranty

The Company provides a manufacturer’s standard warranty on battery packs and battery cells products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products.

The Company’s product warranty generally ranges from one to eight years (or 120,000 or 500,000 kilometer if reached sooner). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The warranty liability recorded at each balance sheet date reflects management’s best estimates of its product warranty based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

FS-15

The Company review and adjust the estimates to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited early in the launch of a new product and accordingly, future adjustments to the warranty accrual may be material.

The portion of the warranty that is expected to incur within the next 12 months is recorded in current liabilities, while the remaining balance is recorded in non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of selling expenses.

The Company considers the standard warranty is not providing incremental service to customers rather than assurance to the quality of the battery packs and battery cells, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

(r) Cost of revenue

Cost of revenue includes direct parts, material, labor cost, manufacturing overhead (including depreciation of assets associated with the production) and shipping and handling costs charged by suppliers. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

Idle capacity

Idle capacity consists of indirect production costs in excess of charges under normal capacity allocated to the Company’s produced semi-finished goods and finished goods. Production costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance. The Company charges allocated production costs to its semi-finished and finished goods based on normal capacity on a monthly basis which is lower than its actual costs incurred. Production costs in excess of production allocations are expensed and recorded in cost of revenue-idle capacity. Idle capacity expenses amounted to US$1,251,322 and US$1,751,405 for the six months ended June 30, 2024 and 2023, respectively.

(s) Research and development expenses

All costs associated with research and development (“R&D”) is expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2024 and 2023, R&D expenses were US$ 56,904 and US$457,031, respectively.

(t) Selling, general and administrative expenses

Selling expenses consist primarily of warranty expenses, employee compensation, and transportation cost as incurred. For the six months ended June 30, 2024 and 2023, selling expenses were US$63,541 and US$148,885, respectively, including provision of warranty expenses of US$0 and US$33,576 respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2024 and 2023, general and administrative expenses were US$1,720,377 and US$ 1,293,738 respectively.

(u) Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. For the six months ended June 30, 2024 and 2023, employee benefits expenses were US$60,377 and US$156,273, respectively.

FS-16

(v) Other income (expense)

Other income (expense) mainly consists of non operational activities such as loss of disposal of property, plant, and equipment and inventory, litigation charges, and debt forgiveness.

For the six months ended June 30, 2024 and 2023, the Company recognized other income (expenses) as below:

	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Loss on disposals of property, plant, and equipment and inventory	$(175,292)	$-
Gain from waste disposal	3,367	24,844
Others	17,200	14,909
Total other income (expense)	$(154,725)	$39,753

(w) Government grants

The Company’s PRC based subsidiaries received government subsidies from certain local governments in accordance with relevant policies. The Company’s government subsidies consist of specific subsidies for specific purpose, such as investment promotion, R&D award, labor hiring subsidies and enterprise development grant.

The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. The Company currently recognizes government subsidies i) using a systematic basis over the periods in which the entity recognizes the related expenses that the grants are intended to compensate and ii) when the grant becomes receivable if it compensates for expenses already incurred. As of June 30, 2024 and December 31, 2023, there was no such unearned and deferred income. For the six months ended June 30, 2024 and 2023, the Company has recognized subsidies of approximately US$224,534 (RMB 1,620,000) and US$3,900 (RMB27,022), respectively. There is no guarantee that the Company will continue to receive such grants in the future.

FS-17

See below for the nature of each government subsidy received and the related accounting treatment:

For the six months Ended June 30, 2024
No.	US$	Type of Subsidies	Accounting Treatment

1	224,534	Investment promotion subsidy	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
TOTAL	224,534

For the six months ended June 30, 2023
No.	US$	Type of Subsidies	Accounting Treatment

1	2,766	Small loan interest subsidy	The government subsidy received is recognized as government grant income for the expenses incurred for the specific purposes.
2	1,134	Others (e.g. labor hiring subsidies)	The government subsidy received is recognized as government grant income for the expenses incurred for the specific purposes.
TOTAL	3,900

(x) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2024 and 2023. As of June 30, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions.

(y) Value-added tax (“VAT”)

The Company is subject to statutory VAT of 13% for revenue from sales of battery cells and battery packs in PRC. The Company charges customers Output VAT on revenue generated from sales of products and pays vendors Input VAT on qualified supply purchases. Net VAT balance between input VAT and Output VAT is recorded in the line item of prepaid expenses and other current assets on the consolidated balance sheet as of June 30, 2024 and December 31, 2023, respectively.

FS-18

(z) Comprehensive loss

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustments.

(aa) Lease

The Company follows ASC Topic 842, Leases (“ASC 842”) since January 1, 2023.

The lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option. The Company determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Company does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments exclusive of the value-added tax are recognized on straight-line basis over the lease term The new standard provides a number of optional practical expedients at transition. The Company elected certain practical expedients that must be elected as a package, which permit the Company to not reassess, under the new standard, prior conclusions about (1) lease identification, (2) lease classification and (3) initial direct costs. Additionally, the Company elected a short-term lease exception policy, which allows entities to not apply the new standard to short-term leases (i.e. leases with terms of 12 months or less) and a hindsight policy, which allows an entity to include current considerations for existing leases when determining initial lease terms. The Company has also elected to account for lease and non-lease components as a single component for all leases, and elected to utilize an IBR (incremental borrowing rate) that is risk free rate plus premium for all leases when calculating the lease liability.

FS-19

(bb) Net loss per share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings per Share” (“EPS”) to calculate net loss per share. The issued common stock or any participating securities are considered in calculating and presenting EPS.

As noted in ASU 260-10-45-10, basic loss per ordinary share is computed by dividing net loss available to Common Stock shareholders by the weighted average number of ordinary shares issued and outstanding for the periods. The general guidance on calculating the numerator for basic EPS is the loss available for common stockholders, while considering the items such as dividends on preferred stocks or any other participating securities that impact the loss available to common stock shareholders, in which case an entity is required to apply the two class method to adjust the numerator for impact of dilutive potential common shares.

The definition of participating security is a security that may participate in undistributed earnings with common stock whether the participation is conditioned upon the occurrence of a specific event or not. The form of such participating is any form of undistributed earnings that constitute participating of that security.

Regarding the participating rights of the Warrant Shares, due to the fact that the ODI Approvals is legitimate that both the holders of mezzanine equity and warrant shares do not have any participating rights before the completion of ODI Approvals. As part of the Reorganization, these holders agreed that they do not have any legal rights and obligations to share the operation results of the Company. Accordingly, the holders of Warrant Shares do not have any rights to participate in the allocation of Company’s undistributed earnings. As a result, warrant shares were not participating securities, for the six months ended June 30, 2024 and 2023, the Company had no need to apply two- class method to adjust basic EPS.

As the Reorganization (see Note 1) is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the reorganization have been outstanding for the entire period presented. The Class A and Class B shares are identical except the voting rights, thus the undistributed earnings or net loss per share would be the same and presented as one class. As of June 30, 2024 and December 31, 2023, the Company had class A ordinary shares of 6,845,290 and class B ordinary shares of 16,538,142 issued and outstanding, respectively, together the weighted average number of ordinary shares was 23,383,432 for the six months ended June 30, 2024 and 2023.

As of June 30, 2024 and December 31, 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the loss of the Company. As a result, the Company had the same basic and diluted net loss per share for the years ended June 30, 2024 and December 31, 2023.

FS-20

(cc) Segment reporting

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products are offered mutually. Considering the streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) which is the Chief Executive Officer continues to make decisions with regards to business operations and resource allocation based on evaluation of Elong Power as a whole. The CODM allocates resources and assess financial performance on a consolidated basis. The measure of segment assets is reported on the balance sheet as total consolidated assets accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC and all revenue are generated within the PRC, no geographical segments are presented.

(dd) Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU Accounting Standards Update No. 2023-07, which applies to all public entities that are required to report segment information in accordance with Topic 280, Segment Reporting. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company will adopt this ASU within annual reporting period of December 31, 2024 and is evaluating the impact of the adoption on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is evaluating this ASU and expects to add additional disclosures to our consolidated financial statements, once adopted.

3. ACCOUNTS RECEIVABLE

Accounts receivable and allowance for credit losses consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Accounts receivable-non retention	$2,008,434	$2,085,782
Retention receivable	2,805,461	2,974,676
Total	4,813,895	5,060,458
Less: Allowance for credit loss	(2,127,694)	(2,033,896)
Account receivable, net	2,686,201	3,026,562
Less: Current portion	768,509	1,203,375
Non-current portion	$1,917,692	$1,823,187

FS-21

As the sales contracts of the Company include standard warranty which covers basic functionality of the products between one to eight years (or 120,000 or 500,000 kilometer if reached sooner) after the sales of the battery cells or battery pack. Retention receivable is reserved for product warranty at 5% to 10% of the sales amount, and is interest-free and recoverable at the end of the retention period.

On January 1, 2023, the Company assessed the credit loss for accounts receivable and retention receivable in accordance with ASU 2016-13 (Topic 326) and the impact of adoption on the Company’s account receivable and retention receivable was described in Note 2- (h) Accounts receivable, net.

An analysis of movement of the allowance for credit losses (with ASC 326) is as follows:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at beginning of period	$2,033,896	$1,872,550
Cumulative effect of the implementation of ASC 326 at January 1, 2023	-	545,554
Beginning balance at January 1, 2023 and 2024	2,033,896	2,418,104
Provision for the period
Account receivable	141,639	-
Retention receivable, current	-	57
Retention receivable, non current	-	129
Total provision for the period	$141,639	$186
Reversal - recoveries by cash
Account receivable	-	(414,981)
Retention receivable, current	-	-
Retention receivable, non current	-	-
Total Reversal - recoveries by cash	-	(414,981)
Charged to consolidated statements of operations and comprehensive loss	141,639	(414,795)
Foreign exchange adjustment	(47,841)	(99,606)
Balance at end of period	$2,127,694	$1,903,703

FS-22

4. PROMISSORY NOTE RECEIVABLE

Promissory note as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Promissory note receivable	$500,000	$-

On February 27, 2024, April 1, 2024 and May 9, 2024, the Company advanced $200,000, $300,000 and $300,000, respectively, to TMT in order to pay for TMT’s extension fee in relation to its initial business combination. TMT issued three convertible promissory notes of $200,000, dated February 27, 2024, $300,000, dated April 1, 2024, and $300,000, dated May 9, 2024, respectively, to the Company with a principal amount of $200,000, $300,000 and $300,000 to evidence the advance. The promissory notes bear no interest and are repayable in full upon consummation of TMT’s initial business combination. The Company may, at its election, convert the promissory notes, in whole or in part, into TMT Units, provided that written notice of such intention is given to TMT at least two (2) business days prior to the consummation of TMT’s initial business combination. The number of TMT Units to be received by the Company in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Company by (y) $10.00. Each TMT Unit consists of one (1) TMT Ordinary Share and one (1) right to receive two-tenths (2/10) of one (1) TMT Ordinary Share.

As of June 30, 2024, the balance of promissory note receivable was US$ 500,000. There is no drawdown from the $300,000 promissory note issued in April 1, 2024 yet.

5. INVENTORY

Inventory as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Raw materials	$1,254,770	$1,447,850
Work-in-process(i)	17,148	17,552
Semi-finished goods(ii)	624,628	2,391,380
Finished goods	809,048	899,839
Inventory, subtotal	2,705,594	4,756,621
Less: inventory impairment provision	(703,712)	(1,942,922)
Inventory, net	$2,001,882	$2,813,699

(i)	Work-in-process primarily consists of battery cells under production or battery pack under assembly process, which will be transferred into Semi-finished goods or finished goods respectively when completed.

(ii)	Semi-finished goods are mainly battery cells which can be used to produce battery packs or sold directly.

Movement of inventory impairment provision is as below:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$(1,942,922)	$(1,810,384)
Addition	(261,851)	(339,955)
Deletion*	1,464,982	794,355
Write off	-	-
Exchange difference	36,079	50,478
Balance at end of the period	$(703,712)	$(1,305,506)

*	Inventory with impairment provision in the prior period was sold during the six months ended June 30, 2024 and 2023.

FS-23

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Value added tax recoverable	$859,482	$888,439
Prepayments to suppliers	189,783	178,340
Deposits	8,224	8,418
Deposit of pledged long-term loan payable (i)	96,323	-
Advance to a third party (ii)	-	31,240
Staff advance	5,180	3,504
Others	4,301	4,533
	$1,163,293	$1,114,474

(i)	In order to obtain a two-year pledged long-term loan payable (refer to note 14), the Company, in June 2023, remitted a non-refundable deposit of RMB 700,000 (US$ 96,323). This amount will be credited against the final installment upon the loan’s maturity.
(ii)	The Company remits an advance payment to a third party for the purpose of making overseas professional fee payments on behalf of the Company.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Leasehold improvements	$3,204,000	$3,279,498
Machinery equipment (i)	12,855,500	13,420,557
Office equipment	767,432	990,925
Motor vehicles	127,732	130,742
Purchased software	217,091	222,206
Construction in progress (ii)	416,467	426,280
Total	17,588,222	18,470,208
Accumulated depreciation and amortization	(5,756,744)	(5,309,812)
Carrying amount	$11,831,478	$13,160,396

(i)	Machinery equipment also includes mold and tooling.

(ii)	During the six months ended June 30, 2024, the Company transferred construction in progress of $0.

FS-24

During the six months ended June 30, 2023, the Company transferred construction in progress of $176 thousand (RMB1.2 million) to leasehold improvements, and $136 thousand (RMB0.9 million) to machinery equipment.

During the six months ended June 30, 2024 and 2023, the Company had a loss of asset disposal of $175,292 and nil, respectively.

During the six months ended June 30, 2024 and 2023, the Company incurred depreciation expense of $752,100 and $842,830, respectively.

There was no impairment loss during the six months ended June 30, 2024 and 2023.

The aggregate carrying amount of the assets pledged for short term and long term loans by the Company as of June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024	December 31, 2023
Machinery equipment	$1,643,890	$1,873,612
Total	$1,643,890	$1,873,612

Supplemental non cash investing activities for the six months ended June 30, 2024 and 2023 was as follows:

	For the six months ended June 30,
	2024	2023
Payable for purchase of property, plant and equipment	$-	$129,914

8. LEASE

i) Operating Lease

Ganzhou Yipeng entered into a lease agreement for manufacturing facility, warehouses, R&D building and staff quarters, (“Phase II Lease”) in Ganzhou with a third party with the commencement date on August 1, 2020, through December 31, 2041, and the quarterly payment schedule starting on August 1, 2024. The monthly rental payment is approximately RMB963,355($143,148) per month through the lease term.

FS-25

Short-term leases include 1) a one-year leasing of management quarters space from December 9, 2022 to December 8, 2023; and 2) a ten-month leasing from February 19,2024 to December 18, 2024.

Both operating lease expense and short-term lease expense are recognized in cost of revenues and general and administrative expenses.

The components of lease expense for the six months ended June 30, 2024 and 2023 were as follows:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Lease expense
Operating lease expense	$771,773	$803,718
Short-term lease expense	26,805	996
Total lease expense	$798,578	$804,714

ii) Finance Lease

On August 13, 2022, Ganzhou Yipeng entered into a lease agreement with a third party for an NMP (N-methyl pyrrolidone) liquid solvent recycling equipment of RMB1.5 million (equivalent to $0.2 million) for a five-year term. Pursuant to the agreement, the Company supplies NMP liquid for manufacturing lithium-ion batteries and the Company uses the equipment with no cash payment while supplying a total of ninety five (95) metric tons of NMP liquid produced at market value through the lease term.

The components of finance lease expense for the six months ended June 30, 2024 and 2023 were as follows:

	For the six months ended June 30,
	2024	2023
	Unaudited	Unaudited
Finance lease expense:
Amortization of right-of-use assets	$17,329	$18,046
Interest on lease liabilities	2,014	4,739
Total finance lease expense	$19,343	$22,785

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2024:

	Operating leases	Finance leases
	(Unaudited)	(Unaudited)
2024 (remaining of year)	$2,739,542	$154,253
2025	3,411,775	-
2026	1,658,194	-
2027	1,658,194	-
2028	1,658,194	-
Thereafter	21,277,789	-
Total future lease payments	32,403,688	154,253
Less: imputed interest	(10,327,752)	-
Present value of lease liabilities	$22,075,936	$154,253

FS-26

Lease term and discount rate:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Weighted-average remaining lease term(years)
Operating leases	17.5	18.5
Finance lease	3.1	4.1

Weighted-average discount rate
Operating leases	5.83%	5.83%
Finance lease	5.48%	5.48%

Supplemental cash flow information related to leases where the Company was the lessee for six months ended June 30, 2024 and 2023 was as follows:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Lease liabilities arising from obtaining right-of-use assets	-	590,947

9. SHORT TERM LOANS-UNRELATED PARTIES

As of June 30, 2024 and December 31, 2023, short term loans from third parties for working capital purposes were as following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Third party loans	1,772,237	1,143,565
Total	$1,772,237	1,143,565

a) Third party loans

Third party loans as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Ms. Xiuxia Wang	1,274,218	704,235
Mr. Hongshan Liu	498,019	439,330
	$1,772,237	$1,143,565

On June 6, 2023 and December 29, 2023, the Company borrowed two revolving credit loan of RMB2.3 million ($0.3 million) and RMB1.5 million (approximately $211,27) from Mr. Hongshan Liu, an unrelated party individual, bearing 8% per annum and payable on demand. RMB0.7 million (approximately $97,222) was repaid during the year ended December 31, 2023. The loan contract stipulates that the Company shall return the principal amount of the loan and the default penalty to Hongshan Liu with its assets in priority. An extension agreement for the loan was signed on June 2, 2024 for a one-year extension.

For the six months ended June 30, 2024, the Company borrowed a total of $RMB 0.5 million on several occasions (approximately $69,300) from Mr. Hongshan Liu, respectively, bearing 8% interest and payable on demand.

On December 7, 2023, the Company borrowed a revolving credit loan of RMB5.0 million (approximately $704,235) from Ms. Xiuxia Wang, respectively, bearing 8% interest and payable on demand.

For the six months ended June 30, 2024, the Company borrowed a total of $RMB 6.25 million on several occasions (approximately $866,256) from Ms. Xiuxia Wang, bearing 8% per annum and payable on demand. RMB2.0 million (approximately $275,814) was repaid during the six months ended December 31, 2024.

During six months ended June 30, 2024 and 2023, interest of $63,382 and $8,149 were incurred on the Company’s borrowings from unrelated parties, respectively.

b) Changes in borrowings were as follows:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Beginning balance	$1,143,565	$2,305,283
Proceeds from factoring loan related to notes receivable	-	339,797
Proceeds from third parties	935,551	297,469
Repayment of borrowings to third parties	(275,814)	(64,951)
Maturity of bank acceptance notes	-	(1,573,253)
Exchange difference	(31,065)	(67,989)
Ending balance	$1,772,237	$1,236,356

FS-27

10. ACCOUNTS PAYABLE

Accounts consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Accounts payable	$1,138,068	$1,176,852
Total	$1,138,068	$1,176,852

11. NOTES PAYABLE

Accounts consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Notes payable	2,511,779	-
Total	$2,511,779	$-

On February 22, 2024, May 7, 2024 and June 14, 2024, the Company issued notes of an aggregate principal amount of up to HKD$10,000,000, 5,000,000 and 5,000,000 (approximately USD$1,282,051, 641,052 and 641,052) to CISI Investment Limited, as the noteholder. The rate of interest on the notes is 10% per annum with maturities of 364 calendar days after the issue date.

12. ACCRUED EXPENSES AND OTHER LIABILITIES

	June 30, 2024	December 31, 2023
	(Unaudited)
Accrued legal expenses (i)	$2,078,779	$2,127,763
Accrued payroll and welfare	310,194	439,731
Payable for purchase of property, plant and equipment	753,647	865,949
Interest payable	123,814	5,819
Other payable for endorsed notes receivable	-	15,493
Accrued professional fees	24,769	279,081
Others	139,222	65,456
Total	$3,430,425	$3,799,292

(i)	Accrued legal expense- On May 18, 2022, a customer of the Company filed a lawsuit in Guiyang Municipal Huaqi District People’s Court, Guizhou Province, against Huizhou Yipeng for failure to pay pursuant to the terms of the contract for selling battery packs. The plaintiff sought a total amount of $836,537 (RMB5,769,760) for the relevant battery replacing cost and labor cost. On June 13, 2022, the Court rebuked Huizhou Yipeng’s appeals. On March 6, 2023, the Court entered into a judgment that Huizhou Yipeng was liable for the above mentioned expenses. The Company thus accrued the legal expense of $0.8 million (RMB5.8 million) in full as of December 31, 2022 accordingly and the payment has not been made as of June 30, 2024.

In November 2022, a customer of the Company filed the lawsuit in Nanjing Shushui District People’s Court, Jiangsu Province, against Huizhou Yipeng on product quality, demanding outstanding payable of $0.4 million (RMB2.5 million). The Company assessed the case seriously, and recognized the remaining accrued liability of $0.2 million (RMB1.6 million) as of June 30, 2024 and December 31, 2023, respectively. (See Note 22-Commitments and Contingencies - (ii) litigation).

In 2021, a user of the Company’s product filed a lawsuit in Xianning, Hubei Province against a Company’s customer (first defendant) and the Company (the second defendant). The Company accrued RMB7,459,000 ($1.1 million) lawsuit compensation expense during the year ended December 31, 2021. (See Note 22-Commitments and Contingencies - (ii) litigation).

13. PRODUCT WARRANTY PROVISION

The movement of product warranty provision is as following:

	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Balance at beginning of period	$2,925,070	$3,438,160
Warranty costs incurred	(35,019)	(669,919)
Provision for new warranties	-	33,576
Foreign exchange adjustment	(67,087)	(139,550)
Balance at end of period	2,822,964	2,662,267
Less: Current portion	2,061,718	2,241,231
Non-current portion	$761,246	$421,036

FS-28

Warranty provisions are based upon historical experience. Changes in provisions related to pre-existing legacy products were made based on actual claims and intensive testing and analysis on the legacy products.

The cost of repairs and replacement, and the frequency of claims corresponding to the products sold by the Company from 2018 to 2021 have increased due to the fact that the components purchased from one supplier do not meet the Company’s quality standards. As a result, the Company determined that the impacted legacy products sold due to the need to be repaired or replaced before the expiration of the warranty term resulted in provision of product warranty liability totaling $8.5 million (RMB58.7 million) related with this matter from 2018 to 2021. As of June 30, 2024, the remaining product warranty liability provision for this legacy supplier was approximately $2.0 million.

14. LONG-TERM LOAN PAYABLE

	June 30, 2024	December 31, 2023
	(Unaudited)
Current portion of long-term loan payable	$481,616	$492,965
Long-term portion of long-term loan payable	-	246,482
Total loan payable with pledged assets	$481,616	$739,447

On June 16, 2023, the Company entered into a two-year pledged long-term loan payable of RMB7.0 million ($965,344), with a third party lender, payable in monthly installments of RMB291,666 ($40,227), bearing interest at 6.8 % per annum, with carrying value of machinery equipment of $1,643,890 pledged. The Company recorded interests of RMB157,145 ($22,678) and RMB19,562 ($2,823) during the six months ended June 30, 2024 and 2023, respectively.

15. INCOME TAXES

Corporate income tax

Cayman Islands

Under the current laws of the Cayman Islands, Elong Power Holding Limited (“Elong Power”) is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

The Company’s subsidiary, Elong Power International Co, Limited (“Elong Power International”) is incorporated in the BVI and under the current laws of the BVI, Elong Power International is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

FS-29

The PRC

The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

Pursuant to Announcement on the Continuation of the Corporate Income Tax Policy for the Development of the Western Region issued by Department of Finance Ministry, State Taxation Administration, National Development and Reform Committee on April 23, 2020 (Notice No. 2020-23), the Company’s subsidiary, Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng “) is entitled to a reduced income tax rate of 15% from January 1, 2021 to December 31, 2030.

The Company’s provision for income taxes expenses consisted of:

Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
PRC income tax
Current	$-	$-
Deferred	-	-
Total	$-	$-

Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the years presented are as follows:

	Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Income (loss) before income taxes	$(3,763,408)	$(2,446,691)
Tax credit at PRC corporate income tax rate of 25%	(940,852)	(611,673)
Tax effect of entity at preferential tax rate	203,162	260,463
Non-deductible expenses	186,495	-
Changes in valuation allowance	551,195	351,210

Income tax expenses	$-	$-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Company’s deferred tax assets (liabilities) consisted of the following components:

	June 30, 20234	December 31, 2023
	(Unaudited)
Deferred tax assets
Net operating loss carry-forwards	$6,719,513	$5,962,064
Accrued cost and expense	652,146	838,747
Allowance for doubtful accounts and inventory provision	614,994	922,030
Provision for warranty liability	473,237	491,898
Lease expense	907,556	808,349
Others	647	5,626
Less: valuation allowance	(9,368,093)	(9,028,714)
Deferred tax assets, net of valuation allowance	$-	$-

FS-30

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of US$ 31,929,015 (RMB 230,366,365) that will expire in one to five years for deduction against future taxable profits.

16. EMPLOYEE BENEFIT PLAN

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Currently, our PRC subsidiaries are making contributions to the plans based on the minimum standards as required by law for most employees. With respect to the underpaid or unpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid or unpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The Company accrues for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The total employee benefits expensed as incurred were $60,377(RMB 435,616) and $156,273(RMB 1,082,706) for the six months ended June 30, 2024 and 2023, respectively.

17. RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions as of June 30, 2024 and December 31, 2023, and also for the six months ended June 30, 2024 and 2023 are as follows:

a) Related Parties -

Name	Relationship with the Company

Mr. Hongzhong Yu	Senior management of Huizhou Yipeng
Mr. Jianqin Shu	Shareholder of the Company
Mr. Jiliang Dong	Senior management of Huizhou Yipeng
Mr. Haijun Weng	Senior management of Huizhou Yipeng
Shenzhen High-power Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
Huizhou Kelie Precision Products Co., Ltd.	Affiliate of non-controlling interest shareholder
Beijing Xinlongmai Enterprise Management Co., Ltd. (“ Beijing Xinlongmai”)	Afficilate of non-controlling interest shareholder
Huizhou Highpower Technology Co., Ltd. (“Huizhou High power”)	Afficilate of non-controlling interest shareholder power”)
Ms. Xiaodan Liu	CEO of Elong Power
Mr. Shilin Xun	Senior management of the Company

FS-31

b) Related party transactions

The following table consists of the purchases that have been entered into with related parties:

	For the six months ended June 30,
	2024	2023
Purchase of raw materials from a related party
– Huizhou Kelie Precision Products Co., Ltd.	$-	$37,468

The following table consists of the financing that have been entered into with related parties:

c) Short-term loans payable to related parties

	Note	June 30, 2024	December 31, 2023
Beijing Xinlongmai	(a)	$412,814	$422,541
Huizhou High power	(a)	137,604	140,847
Total		$550,418	$563,388

(a)

On October 30, 2023, the Company entered into two one-year loans with its related parties Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”) and Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”) of RMB 3 million (US$0.4 million) and RMB 1 million (US$0.1 million), respectively, both bearing zero interest rate and payable on demand.

The Company received the principal of RMB 3 million (US$0.4 million) and RMB 1 million (US$0.1 million) on October 30, 2023 and November 8, 2023, respectively.

During the six months ended June 30, 2024 and 2023 interest expense of nil was incurred on the Company’s borrowings from related parties, respectively.

FS-32

d) Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	Relationship	June 30, 2024	December 31, 2023	Note
Mr. Jianqin Shu	Shareholder of the Company	$-	108	Employee advance
Mr. Haijun Weng	Senior management of Huizhou Yipeng	-	141	Employee advance
Total		$-	$249

e) Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	Relationship	June 30, 2024	December 31, 2023	Note
Mr. Hongzhong Yu	Senior management of Huizhou Yipeng	$2,516	$2,575	Payable for employee reimbursement
Mr. Jianqin Shu	Senior management of Huizhou Yipeng	193	198	Payable for employee reimbursement
Mr. Jiliang Dong	Senior management of Huizhou Yipeng	-	607	Payable for employee reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	-	75,173	Payable for employee reimbursement
Mr. Shilin Xun	Senior management of the Company	-	1,715	Payable for employee reimbursement
Huizhou Kelie Precision Products Co., Ltd.	Affiliate of non-controlling interest shareholder	35,449	36,285	Payable for raw material purchases on behalf of the Company
Shenzhen High-power Technology Co., Ltd.	Affiliate of non-controlling interest shareholder	42,875	43,885	Payable to affiliate for expenses paid on behalf of the Company
Total		$81,033	$160,438

18. EQUITY

Ordinary shares

On August 18, 2023, Elong Power Limited was incorporated in the Cayman Islands. On October 21, 2023, Elong Power became the holding company pursuant to the Reorganization described in Note 1. In connection with the Reorganization and 500,000,000 authorized shares of Elong Power, including

●	4,000,000,000 Class A ordinary shares of par value of US$0.00001, entitled to one voting each;
●	1,000,000,000 Class B ordinary shares of par value of US$0.00001, entitled to fifty voting each

FS-33

Upon the Reorganization, Elong Power issued totaling 6,845,290 Class A ordinary shares to four shareholders and 16,538,142 Class B ordinary shares to one shareholder in exchange for respective equity interests that they held in Huizhou Yipeng immediately after the Reorganization. Share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

As of June 30, 2024 and December 31, 2023, Elong Power had issued and outstanding Class A ordinary shares of 6,845,290 and Class B ordinary share of 16,538,142, respectively.

19. STATUTORY RESERVE AND RESTRICTED NET ASSETS

As stipulated by the relevant laws and regulations in the PRC, the Company established in the PRC (the “PRC subsidiary”) is required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiary’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the director of the PRC subsidiary annually and is not to be less than 10% of the profit for the year of the PRC subsidiary. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiary by means of capitalization issue. In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC, the Company had PRC statutory reserve of $708,470 and $708,470 as of June 30, 2024 and December 31, 2023, respectively.

The Company also complies with PRC safety production regulations on battery industry to set aside reserve of $622,609 and $595,720 as of June 30, 2024 and December 31, 2023, which are under restriction for distribution and included in the balance of accumulated deficit in the equity table.

20. LOSS PER SHARE

The following is the calculation of loss per share:

	For the six months ended June 30,
	2024	2023
Net loss	$(3,763,408)	$(2,446,691)

Weighted average shares outstanding for Class A and Class B – basic and diluted	23,383,432	23,383,432

Loss per share
Basic	$(0.16)	$(0.10)
Diluted	$(0.16)	$(0.10)

21. SEGMENT REPORTING

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Company.

The Company determined that it operated in one operating segment includes the manufacture, commercialization and distribution of a wide variety of battery cells and battery packs for use in a wide array of applications.

FS-34

The Company primarily operates in the PRC and substantially all of the Company’s long-lived assets are located in the PRC.

	For the six months ended June 30,
	2024	2023

Revenues	$365,975	$2,132,022

Less:
Cost of revenues (i)	2,002,861	1,332,197
Cost of revenue – idle capacity (ii)	-	230,480

Provision for (reversal from) credit losses	141,639	(414,793)
(Deletion) provision of obsolete inventory	(1,203,131)	(454,400)
Provision for warranty liability	-	33,576
Staff cost	472,137	1,610,133
Lease expense	1,042,414	827,499
Depreciation and amortization expense	752,100	842,830
Professional fee	748,875	249,862
Interest expense	156,362	27,287
Income tax expense	-	-
Other segment items*	16,126	294,042

Segment net loss	(3,763,408)	(2,446,691)

Consolidated net loss	$(3,763,408)	$(2,446,691)

Consolidated total assets	$36,055,192	$40,831,028

(i)	Cost of revenues excludes provision of obsolete inventory, staff cost, depreciation and amortization expense, and lease expense which are separately listed above.

(ii)	Cost of revenue – idle capacity excludes staff cost, depreciation and amortization expense, and lease expense which are separately listed above, which was calculated by the monthly actual expenses times (x) monthly capacity utilization ratio.

*	Other segment items include selling expenses, remaining general and administration expenses, and other income (expense).

22. COMMITMENTS AND CONTIGENCIES

(i) Capital Commitments

As of June 30, 2024 and December 31, 2023, the Company had no capital commitments.

(ii) Litigation

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Our subsidiaries in PRC have significant litigations in contractual disputes in court. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis.

FS-35

The following table sets forth the current legal proceedings that we are involved, which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

No.	Plaintiff	Defendant	Cause of Action	Status on June 30, 2024	Fund Frozen Amount* (USD) as of June 30, 2024	Status of Subsequent Updates to the Filing Date	Name of the Court
1	Shenzhen Haiying Science & Technology Co., Ltd.	Ganzhou Yipeng & Huizhou Yipeng	Contractual Dispute	Case applying for preservation	63,262	No change	Shenzhen Futian District People’s Court
2	Xianning Fengdan Public Transportation Co., Ltd. (i)	Huizhou Yipeng & Ganzhou Yipeng	Contractual Dispute	Judgment effected, Company is preparing for the 2nd appeal	6,431,129	No change	Xianning Xianan People’s Court
3	Huizhou Hongchaoyang Dehumidification and Purification Equipment Co., Ltd.	Huizhou Yipeng & Ganzhou Yipeng	Contractual Dispute	Final judgment effected	48,819	No change	Huizhou Huicheng District People’s Court
4	Ganzhou Darui Machinery Equipment Co., Ltd.	Ganzhou Yipeng & Huizhou Yipeng	Contractual Dispute	Case applying for preservation	19,232	No change	Ganzhou Economic Development Zone People’s Court
5	Shenzhen Yuqiang Co., Ltd	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	10,809	No change	Zhongshan No 2 People’s Court
6	Anfeinuo Auto Connection System (Changzhou) Co. Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	13,760	No change	Changzhou High-Tech Development Zone People’s Court
7	Shenzhen Haoneng Science & Technology Co., Ltd.	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	123,844	No change	Shenzhen Pingshan District People’s Court
8	Shenzhen Kaifu Machinery Equipment Co., Ltd.	Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	19,924	No change	Shenzhen Longgang District People’s Court
9	Nanjing Golden Dragon bus Co., Ltd. (ii)	Huizhou Yipeng	Contractual Dispute	Judgment effected. Company is preparing for the 2nd appeal	-	No change	Shushui District People’s Court
10	Suzhou Industrial Park Deyanfu Machinery Equipment Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	12,470	No change	Suzhou Industrial Park People’s Court
11	Shenzhen Yanxiangda Science & Technology Co., Ltd.	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	46,642	No change	Shenzhen Guangming District People’s Court
12	Shenzhen Lingyueda Technology Co., Ltd	Huizhou Yipeng	Contractual Dispute	Case applying for preservation	13,674	No change	Shenzhen Guangming District People’s Court
13	Yutong Bus Co.,Ltd. (iii)	Huizhou Yipeng & Elong Power (Ganzhou)	Contractual Dispute	Case applying for preservation	1,799,482	No change	Zhengzhou Guancheng District People’s Court
14	Suzhou Qinglizi New Energy Science Technology Co.,Ltd.	Huizhou Yipeng & Ganzhou Yipeng	Contractual Dispute	Case applying for preservation	13,623	No change	Tiacang People’s Court
				Total amount:	$8,616,670

*	The courts set up this maximum amount which is to be restricted based on each litigation status. The actual frozen cash amount caused by the court orders was $303,744 and $307,826 as of June 30, 2024 and December 31, 2023, respectively.

i)	In 2021, a user of the Company’s product filed a lawsuit in Xianning, Hubei Province against a Company’s customer (first defendant) and the Company (the second defendant). On May 19, 2022, the Company was judged by the court to pay RMB7,459,000 ($1.2 million) and RMB1,000 ($145) per day per vehicle from March 1, 2022 till all vehicles are in normal operation which resulted in an estimate amount around RMB 39,000,000 ($5.4 million). The Company accrued RMB7,459,000 ($1.2 million) lawsuit compensation charge during the year ended December 31, 2021. While the additional estimated RMB 39,000,000 ($5.4 million) loss is not accrued based on the Company’s assessment that this loss contingency is reasonably possible but not probable according to ASC 450-20-50-5 as of the date of this consolidated financial statements are issued. In the opinion of the Company, the above settlements were not in line with legal proceedings and lack of legal evidence. As of the date the unaudited condensed consolidated financial statements are issued, the Company is on the going process of this appealing lawsuit.

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ii)	In November 2022, a customer of the Company filed the lawsuit in Jiangsu Province against Huizhou Yipeng, demanding outstanding payable of US$0.4 million (RMB2.5 million) and claiming compensation in the amount of US$2.1 million (RMB14.0 million). The Company assessed and recognized an accrued liability of US$0.4 million (RMB2.5 million) accordingly. Right now the case is in the process of appealing, and the Company considered the remaining US$2.1 million (RMB14.0 million) as uncertain due to lack of legal supporting.

iii)	On March 7, 2024, a customer of the Company filed a lawsuit in Zhengzhou, Henan Providence against Huizhou Yipeng and Elong Power (Ganzhou), demanding a compensation charge with amount of RMB 13,077,192 ($1.8 million) which was caused by the product quality issue. The case is still in its early stage and the Company believed this loss contingency should be properly disclosed without accrual since the likelihood of the loss is reasonably possible but not probable according to ASC 450-20-50-5 based on its assessment.

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with customers and suppliers. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss, or cash flows on an individual basis or in the aggregate. As of June 30, 2024 and December 31, 2023, other than as disclosed above, the Company is not a party to any material legal or administrative proceedings.

(iii) Registration Rights

The Sponsor of TMT Acquisition Corp and certain Company shareholders (including the holders of Warrant Shares) will at or prior to the closing of the Business Combination, enter into a registration rights agreement with the Company, in a form agreed to by the parties to the Business Combination Agreement, provided that such registration rights agreement will have customary terms and conditions including at least three (3) sets of demand registration rights and piggyback rights, which registration rights agreement will become effective as of the closing of the Business Combination.

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(iv) Finder Fees

On April 21, 2023, TMT Acquisition Corp (“TMT”) signed a Finder’s Engagement Agreement with a third-party named Ever Talent Consultants Limited (“Ever Talent”), and per the agreement, Ever Talent is responsible for identifying and introducing the acquisition target to TMT with the exchange consideration of 900,000 ordinary shares (“Finder Fees”) to be issued by the company of combined listing entity upon the closing of the business combination. Guided by ASC 718 and ASU 2018-07, this transaction is accounted for as nonemployee performance-based payment awards, with the grant date as April 21, 2023 the agreement signing date, and the estimated fair value of the Finder Fees in the amount of $9,000,000 at $10 per share. In addition, per ASC 718-10-25-20, the accruals of compensation cost for this award with performance condition shall be based on the probable outcome of that performance condition. Consider the uncertainty of the business combination, the related compensation cost will not be recognized until the closing date of the business combination. Such shares were issued on November 21, 2024, see Note 24 for the subsequent events.

23. CONCENTRATION AND CREDIT RISK

(a) Customer Concentrations

The Company had the following customers that individually comprised 10% or more of net revenue for the six months endedJune 30, 2024 and 2023 as follows:

	For the six months ended June 30,
	2024		2023
Percentage of the Company’s sales of finished goods and raw materials
Customer A	52%		* %
Customer B	17%		* %
Customer C	16%		* %
Customer D	*	%	27%
Customer E	*	%	20%
Customer F	*	%	15%
Customer G	*	%	12%
Customer H	*	%	11%

*	represent percentage less than 10%

The Company had the following customers that individually comprised 10% or more of net account receivable (included VAT) as of June 30, 2024 and December 31, 2023 as follows:

	June 30, 2024	December 31, 2023
Percentage of the Company’s accounts receivables
Customer A	37%	34%
Customer B	24%	22%
Customer C	34%	31%

(b) Supplier Concentration

The Company relies on third parties for the supply of raw materials. In instances where these parties fail to perform their obligations, the Company may find alternative suppliers in the open market.

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The Company had the following suppliers that individually comprised 10% or more of net purchase for the six months ended June 30, 2024 and 2023 as follows:

	For the six months ended June 30,
	2024	2023
Percentage of the Company’s net purchase of raw materials
Supplier A	61%	*	%
Supplier B	19%	*	%
Supplier C	* %	12%

*	represent percentage less than 10%

The Company had the following suppliers that individually comprised 10% or more of account payable as of June 30, 2024 and December 31, 2023 as follows:

	June 30, 2024		December 31, 2023
Percentage of the Company’s account payable
Supplier A	11%		*	%
Supplier B	*	%	11%

*	represent percentage less than 10%

(c) Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and pledged deposits. As of December 31, 2023 and 2022 substantially all of the Company’s cash and cash equivalents were held by major financial institutions and online payment platforms located in the PRC, which management believes are of high credit quality. The Company has not experienced any losses on cash and cash equivalents to date. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

For the credit risk related to trade accounts receivable, the Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses.

24. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the unaudited condensed consolidated financial statements were issued and no subsequent events, other than noted below, occurred that require accrual or disclosure.

Fully Exercise of the Warrant Shares

In November 2023, the Company issued 105,430,851 Warrant Shares to certain holders, and the holders of Warrant Shares exercised all of their warrants on October 29, 2024 upon the completion of the ODI Approvals on September 11, 2024.

Finder fee and related issuance of shares

On April 21, 2023, TMT Acquisition Corp (“TMT”) signed a Finder’s Engagement Agreement with a third-party named Ever Talent Consultants Limited (“Ever Talent”), and per the agreement, Ever Talent is responsible for identifying and introducing the acquisition target to TMT with the exchange consideration of 900,000 ordinary shares (“Finder Fees”). The 900,000 Class A shares were issued by the company upon the business combination on November 21, 2024.

Loans to TMT

On July 2, 2024 and August 14, 2024, the Company advanced $200,000 and $75,000 to TMT in order to pay for TMT’s extension fee in relation to its initial business combination. TMT issued a convertible promissory note of $200,000, dated as of July 1, 2024, and $75,000, dated as of August 14, 2024, to the Company with a principal amount of $200,000 and $75,000 to evidence the advance. The promissory note bears no interest and is repayable in full upon consummation of TMT’s initial business combination. The Company may, at its election, convert this promissory note, in whole or in part, into TMT Units, provided that written notice of such intention is given to TMT at least two (2) business days prior to the consummation of TMT’s initial business combination. The number of TMT Units to be received by the Company in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Company by (y) $10.00. Each TMT Unit consists of one (1) TMT Ordinary Share and one (1) right to receive two-tenths (2/10) of one (1) TMT Ordinary Share. As of November 1, 2024, total $275,000 promissory note were drawn down.

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Subscription Agreement with the PIPE Investors

On September 10, 2024, the Company entered into Subscription Agreements with the PIPE Investors, pursuant to which the Company agreed to issue 700,000 Class A Ordinary Shares, at a purchase price of $10.00 per share, in a private placement to be consummated concurrently with the Transaction. At the closing, each PIPE Investor will also enter into the registration rights agreement to be signed in connection with the closing of the Merger Agreement. Under the Subscription Agreements, the Company may not issue Class A or Class B Ordinary Shares or securities exercisable for, or exchangeable or convertible into Class A or Class B Ordinary Shares, for one year after the closing (subject to certain limited exceptions), without the consent of each PIPE Investor who still holds 20% of the shares originally purchased by it. In addition, as an inducement for the PIPE Investors to enter into the Subscription Agreements, Elong, the Investors and Gracedan Co., Limited, the holder of all of Elong’s issued and outstanding Class B Ordinary Shares (the “Supporting Shareholder”), agreed as follows:

(1) Within five (5) Trading Days after the last day of the Registration Adjustment Period, the Supporting Shareholder shall assign and transfer to each PIPE Investor a number of Class A Ordinary Shares so that, after such assignment and transfer, the quotient of (a) such PIPE Investor’s subscription amount, divided by (b) the sum of (i) the number of Class A Ordinary Shares purchased by such PIPE Investor under the Subscription Agreement and (ii) the number of Class A Ordinary Shares so transferred to such PIPE Investor by the Supporting Shareholder, shall equal the VWAP Price.

(2) The Supporting Shareholder shall convert, in accordance with Article 13 of the Elong M&A, such number of Class B Ordinary Shares held by it into Class A Ordinary Shares as is sufficient to satisfy the Supporting Shareholder’s obligations to transfer shares to the PIPE Investors.

(3) For the avoidance of doubt, in no event shall the Supporting Shareholder be required to assign and transfer, on an aggregate basis to all PIPE Investors, more than 2,100,000 Class A Ordinary Shares.

For the purposes of the foregoing, the “VWAP Price” is the greater of (a) 85% of the average of the three lowest daily volume weighted average prices of the Class A Ordinary Shares during the Registration Adjustment Period, and (b) $2.50. The “Registration Adjustment Period” is the ten trading day period ending on the later of (i) the date of effectiveness of a resale registration statement that, alone or in combination with other resale registration statements, includes all Class A Ordinary Shares issuable in the private placement that are then held by (or transferrable to) PIPE Investors who are not affiliates of the Company, (ii) the date that, in accordance with the advice of counsel to the Company, all such Class Ordinary Shares then held by (or transferrable hereunder to) the PIPE Investors who are not affiliates of the Company are eligible for resale pursuant Rule 144 under the Securities Act of 1933, as amended, without volume or manner of sale limitations, and (iii) the first anniversary of the closing of the private placement.

On October 28, 2024, the Company received the first subscription payment of $3.5 million from the PIPE investors. On November 5, 2024, the Company received the second subscription payment of $3.5 million. $7.0 million of the PIPE investment was received in full and the deal was closed on November 21, 2024.

Business Combination Completion

On November 21, 2024, the Company completed its business combination with TMT Acquisition Corp.

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25. UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of operations.

The Company did not pay any dividend for the periods presented. As of June 30, 2024 and December 31, 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the parent company, except for those which have been separately disclosed in the consolidated financial statements, if any.

As of June 30, 2024 and December 31, 2023, the parent company’s share of losses of an investee exceed the carrying amount of an investment accounted for by the equity method. Due to the fact that Elong Power was committed to provide financial support for the subsidiaries, the parent company continued to applying the equity method in accordance with ASC 323-10-35-20.

Basis of presentation

The unaudited condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s unaudited condensed consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” or “Investment deficit in subsidiaries” and the respective loss as “Equity in loss of subsidiaries” on the condensed statements of operations.

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UNAUDITED CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in US$, except for number of shares and per share data)

	June 30, 2024	December 31, 2023
ASSETS
Investment in subsidiaries	-	978,336
TOTAL ASSETS	$-	$978,336

LIABILITIES
Investment deficit in subsidiaries	$2,780,537	$-
TOTAL LIABILITIES	2,780,537	-

SHARHOLDERS’ DEFICIT
Class A ordinary shares, $0.00001 par value, 4,000,000,000 shares authorized,6,845,290 share issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	68	68
Class B ordinary shares, $0.00001 par value, 1,000,000,000 shares authorized,16,538,142 share issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	165	165
Additional paid in capital	38,502,737	38,502,737
Statutory reserve	708,470	708,470
Accumulated deficit	(42,553,599)	(38,790,191)
Accumulated other comprehensive income	561,622	557,087
TOTAL STOCKHOLDERS’ DEFICIT	(2,780,537)	978,336
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$-	$978,336

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UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

(Amounts in US$, except for number of shares and per share data)

	For the six months ended June 30,
	2024	2023
OPERATING LOSS
Equity in loss of subsidiaries	$(3,763,408)	$(2,446,691)
Loss before income tax expense	(3,763,408)	(2,446,691)

income tax expenses	-	-

NET LOSS	(3,763,408)	(2,446,691)

Other comprehensive loss
Foreign currency adjustments	4,535	(179,447)

COMPREHENSIVE LOSS	$(3,758,873)	$(2,626,138)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

There were no cash activities of the parent company for the six months ended June 30, 2024 and 2023.

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